United States securities and exchange commission logo





                         June 25, 2024

       James Colquhoun
       Chief Executive Officer
       Gaia, Inc.
       833 West South Boulder Road
       Louisville, CO 80027

                                                        Re: Gaia, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 17, 2024
                                                            File No. 333-280271

       Dear James Colquhoun:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Jason M. Hille